[redacted]

14049260

UN
SECURITIES ANI
Washin

SEC Mail Processing Section
RECEIVED
MAR 04 2014
Wash. DC
193

AB 3/20

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066734

8-68062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SpiderRock EXS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson, Suite 1210
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Papa (312) 256-9605
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/20

OATH OR AFFIRMATION

I, George Papa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SpiderRock EXS, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of IL
County of Cook
Subscribed and ~~sworn~~ to (or affirmed) before me on this 30 day of Jan 2014 by ______ proved to me on the basis of satisfactory evidences to be the person who appeared ~~before me~~.

Notary Public

Signature

Managing Member
Title

OFFICIAL SEAL
FERNANDO DIAZ
Notary Public - State of Illinois
My Commission Expires Feb 27, 2016

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SpiderRock EXS, LLC

Financial Report
December 31, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
SpiderRock EXS, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of SpiderRock EXS, LLC, (the Company) as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SpiderRock EXS, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 13, 2014

SpiderRock EXS, LLC

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	300,406
Accounts receivable		253,309
Deposit with clearing broker		150,000
Furniture, equipment and software, net		83,521
Other assets		60,528
Total assets	$	847,764
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	75,262
Total liabilities		**75,262**
Member's equity		772,502
Total liabilities and member's equity	$	847,764

See Notes to Financial Statements.

SpiderRock EXS, LLC

Statement of Operations
Year Ended December 31, 2013

Revenue:		
Platform usage fees	$	1,846,216
Other		22,945
Total Revenues		**1,869,161**
Expenses:		
Compensation and related benefits		666,419
Communications and data processing		211,079
Professional fees		115,987
Technology license fee		368,474
Depreciation		43,126
Occupancy		85,839
Other		72,966
Total Expenses		1,563,890
Net Income	$	305,271

See Notes to Financial Statements.

SpiderRock EXS, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2013

Balance, December 31, 2013	$	597,231
Capital distributions		(230,000)
Capital contributions		100,000
Net income		305,271
Balance, December 31, 2013	$	772,502

See Notes to Financial Statements.

SpiderRock EXS, LLC

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net income	$	305,271
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		43,126
Changes in operating assets and liabilities:		
Accounts receivable		(112,243)
Deposit with clearing broker		(100,000)
Due to affiliate		36,000
Accounts payable and accrued expenses		(12,402)
Net cash provided by operating activities		159,752
Cash Flows from Investing Activities		
Purchases of furniture, equipment and software		
Net cash used in investing activities		(50,941)
Cash Flows from Financing Activities		
Net distributions/contributions		
Net cash used in financing activities		(130,000)
Net increase (decrease) in cash		(21,189)
Cash		
Beginning of year		321,595
End of year	$	300,406

See Notes to Financial Statements.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: SpiderRock EXS, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a provider of trading programs, software and connectivity for order entry. The Company changed its market maker registration to a floor broker status with the Chicago Board Options Exchange, Inc. on October 31, 2011. With the change in registration status, the Company also changed its clearing arrangement from MF Global Inc. to NewEdge USA LLC. In 2013 the Company completed the registration process with the Financial Industry Regulatory Authority (FINRA) and received final approval June 2013.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company was organized as a limited liability company on July 30, 2008. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement.

A summary of the Company's accounting policies are as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable: Receivables are stated at the amounts billed to users of the trading platform and are reduced by management's best estimate of the amounts that will not be collected.

Furniture, equipment and software: Furniture, equipment and software are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of depreciable assets. Assets are tested for impairment whenever events or circumstances indicate the carrying value may be permanently impaired.

Revenue recognition: Platform usage fees and order flow revenue are recorded on the accrual method.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Income taxes: The Company is a limited liability company and not subject to federal income tax. Any member is individually responsible for its allocable portion of taxation of income or loss of the Company and, therefore, no provision for taxes is made in the accompanying financial statements.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions.

The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2009.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.

Recent accounting pronouncement: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure related, the adoption of this guidance is not expected to have a material impact on our financial position or results of operations.

Note 2. Furniture, Equipment and Software

At December 31, 2013, the Company had furniture, equipment and software as follows:

Equipment	$	117,146
Software		1,243
Service Contract		2,001
Furniture		6,257
		126,647
Less accumulated depreciation		(43,126)
	$	83,521

Note 3. Related-Party Transactions

An agreement between the Company and SRT (an affiliated company) was effective on July 1, 2012 and establishes an expense sharing arrangement between the entities. Pursuant to the terms of the expense sharing arrangement, SRT pays the Company one fourth of the Company's rent expense. During the period from January 1, 2013 through December 31, 2013, an amount of $21,445 was reimbursed to the Company by SRT and is included in occupancy on the statement of operations.

The Company provides trading programs, software connectivity and office space to entities affiliated through common ownership. For the year ended December 31, 2013, total revenue earned from the affiliates amounted to $21,445 in rent and $3,289 in connectivity was due from affiliates on the statement of financial condition, included in accounts receivable, at December 31, 2013.

The company has a service agreement with SpiderRock Platform Services LLC ("Platform") whereby the company licenses the trading technology platform on a per user basis. For the year ended December 31, 2013 the company paid $348,000, and was included in the technology license fees on the statement of operations. $36,000 was owed to SpiderRock Platform at December 31st, 2013, and is included in accounts payable and accrued expenses.

Note 4. Lease Commitments

The Company leases office space under non-cancelable operating lease agreements. A security deposit of $60,528 was also required as part of this lease agreement and such amount is included in other assets on the statement of financial condition. At December 31, 2013, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in taxes and operating costs, are as follows:

2013	$	82,515
2014		84,067
2015		85,619
2016		87,171
2017		88,464
	$	427,836

For the year ended December 31, 2013, occupancy expense amounted to $85,839, which is net of $21,445 reimbursed by SRT as discussed in Note 3.

Note 5. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as its clearing broker against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 6. Customer Concentration

For the year ended December 31, 2013, the Company had two major customers. A customer is considered major when the concentration of platform usage fees from that customer exceeds 10% of the total platform usage fees. Transactions with the four major customers represent approximately 88% of total platform usage fees revenue for the year ended December 31, 2013.

Note 7. Concentrations of Credit Risk

The Company maintains certain cash deposits with a financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as defined, and a ratio of aggregate indebtedness to net capital, not to exceed 15 to 1. At December 31, 2013, the Company had net capital of $398,550 which was $298,550 in excess of its required net capital of $100,000. At December 31, 2013, the Company's net capital ratio was 0.19 to 1. The minimum net capital requirements may effectively restrict the payment of distributions as they are subject to, among other things, the minimum net capital requirements and certain notification requirements.

SpiderRock EXS, LLC

Computation of Net Capital Under Rule 15c3-1
December 31, 201

Schedule I

Total member equity		$772,502
Deductions and/or charges		
Non-allowable assets from statement of financial condition		
Accounts receivable, aged	229,903	
Furniture, equipment and software, net	83,521	
Other assets	60,528	
Total deductions and/or charges		373,952
Net capital		398,550
Computation of basic net capital requirement, minimum required net capital (greater of $100,000 or 6-2/3 percent of aggregate indebtedness)		100,000
Excess net capital		$298,550
Aggregate indebtedness:		
Accounts payable and accrued expenses	$75,262	
Total aggregate indebtedness		$75,262
Percentage of aggregate indebtedness to net capital		0.19 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

See independent auditor's report.

SpiderRock EXS, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3
December 31, 2013

Schedule II

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

SpiderRock EXS, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
SpiderRock EXS, LLC:

In planning and performing our audit of the financial statements of SpiderRock EXS, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 13, 2014

SpiderRock EXS, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended December 31, 2013

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
SpiderRock EXS, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by SpiderRock EXS, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating SpiderRock EXS, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SpiderRock EXS, LLC's management is responsible SpiderRock EXS, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by SpiderRock EXS, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

A

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Chicago, Illinois
February 13, 2014

SpiderRock EXS, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2013

		Amount
Total assessment	$	4,564
SIPC-6 general assessment Payment made on July 25, 2013		(2,383)
SIPC-7 general assessment Payment made on January 14, 2014		(2,181)
Total assessment balance (overpaymment carried forward)	$	-